50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY February 14, 2024 Via EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Claire Erlanger Office of Manufacturing Re: Mercury Systems, Inc. Form 10-K for the Year Ended June 30, 2023 Filed August 15, 2023 File No. 001-41194 Dear Ms. Erlanger: This letter is submitted by Mercury Systems, Inc. (the “Company,” “Mercury” or “we”) in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 1, 2024 (the “Comment Letter”) to David E. Farnsworth regarding the Company’s Form 10-K for the year ended June 30, 2023, File No. 001-41194. For ease of reference, the text of your comments contained in the Comment Letter are printed below in bold and are followed by the Company’s responses. Form 10-K for the year ended June 30, 2023 Notes to Consolidated Financial Statements Note B. Summary of Significant Accounting Policies Revenue Recognition, page 55 1. We note that for over time contracts, you typically leverage the input method, using a cost-to-cost measure of progress. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Please revise future filings to disclose the change in contract estimates that impacted operating profits for each year presented pursuant to ASC 250-10-50-4. Also, please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Estimates,” and the separate potential impacts on

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY your results. As part of your response, please provide us with a copy of your intended revised disclosure. Mercury Response to Comment 1: We acknowledge the Staff’s comment and propose to include disclosure of the change in contract estimates that impacted operating profits for each year presented pursuant to ASC 250-10-50-4 as well as the gross amount of favorable and unfavorable adjustments to contract estimates within our MD&A. Below is an example of what we intend to disclose in future filings which includes the additional quantifying factors which contribute to material changes for the discussion on the Results of Operations using our Form 10-K for the Fiscal Year Ended June 30, 2023. Note B. Summary of Significant Accounting Policies Revenue Recognition, page 55 Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. The aggregate effects of these favorable and unfavorable changes across the Company’s portfolio of programs can have a significant effect upon its reported (Loss) income from operations, Net (loss) income and Diluted net (loss) earnings per share in each of the reporting periods. The net impact of changes in estimates had the following impact on the Company’s operating results: MD&A. Results of Operations, page 35 Gross margin was 32.5% for fiscal 2023, a decrease of 750 basis points from the 40.0% gross margin achieved during fiscal 2022. This was primarily driven by approximately $56.3 million of net impact as a result of changes in estimates from technical and execution challenges especially as related to approximately 20 programs, primarily development in nature. We had the following aggregate effects of favorable and unfavorable margin impacts as a result of changes in estimates across our portfolio for the periods presented: The changes in estimates are assessed based on historical results and cumulative adjustments are recorded to recognize revenue to date based on changes in estimated margin on programs, factored for potential risks and opportunities. We utilize the latest and best information available when revising our estimates and apply consistent judgement across the full portfolio of programs. (In thousands, except per share data) Fiscal 2023 Fiscal 2022 Fiscal 2021 (Loss) income from operations $ (56,266) $ (14,069) $ (2,586) Net (loss) income (1) (44,450)$ (11,114)$ (2,043)$ Diluted net (loss) earnings per share $ (0.79) $ (0.20) $ (0.04) Diluted Shares 56,554 55,901 55,474 (1) Statutory rate of 21% (in millions) Fiscal 2023 Fiscal 2022 Gross favorable $ 12.3 $ 14.6 Gross unfavorable (68.6) (28.7) Net impact of change in estimates $ (56.3) $ (14.1)

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY In addition, gross margin decreased due to a greater proportion of development programs as compared to the prior period. Development programs carry lower average gross margins as compared to production programs. These programs warrant higher engineering labor for customized development, production and service activities. The nature of these efforts results in lower margin content but serve as pre-cursors to higher margin production awards. Contract Assets, page 57 2. We note your disclosure that the contract asset balance increased due to growth in revenue recognized under contracts, as well as the timing of program milestone billings during the fiscal year ended June 30, 2023. Please revise future filings to quantify each of the significant changes in the balance. Also, disclose the nature and status of amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and any amounts that are expected to be billed/collected after one year. See guidance in ASC 606-10-50-10 and Rule 5-02(3)(c) of Regulation S-X. Mercury Response to Comment 2: We acknowledge the Staff’s comment and propose to revise our disclosure to quantify each of the significant changes in contract asset balances in each of our future filings. Below is an example of what we intend to disclose in future filings which includes the additional quantifying factors which contribute to changes in contract asset balances using our Form 10-K for the Fiscal Year Ended June 30, 2023. In regard to disclosure around the nature and status of amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and any amounts that are expected to be billed/collected after one year, it should be noted that we have no contract assets which include claims or other similar items subject to uncertainty concerning their determination or ultimate realization. It should also be noted that we do not have any amounts that are expected to be billed or collected beyond one year. As such, we believe this element of the requested disclosure is not currently warranted under Rule 5-02(3)(c) of Regulation S-X. Note B. Summary of Significant Accounting Policies Contract Balances, page 57 The contract asset balances were $382,558 and $303,356 as of June 30, 2023, and July 1, 2022, respectively. The contract asset balance increased due to growth in revenue recognized under over time contracts of $XX,XXX, partially offset by $XX,XXX in billings during the fiscal year ended June 30, 2023. 3. We note your disclosure that you performed the annual goodwill impairment test in the fourth quarter of fiscal 2023 with no impairment noted. Given the significance of your goodwill balance and overall decline in your market capitalization, as well as deteriorating operating results, please revise your notes to the financial statements in future filings to address the following: • Provide a discussion of how goodwill and other intangible assets were tested in 2023, including whether you performed a qualitative and/or quantitative test; • Expand your disclosure to state whether or not the fair value of your reporting units "substantially exceeds" the carrying value. To the extent any reporting unit fair values

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value; • Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C; Additionally, please revise your disclosure in the Critical Accounting Policies section of MD&A to provide a more detailed description of the key assumptions you used to estimate fair value of the reporting units during your impairment analysis, including how the key assumptions were determined, and to discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented. Please provide us with a copy of your intended disclosure. Mercury Response to Comment 3: We acknowledge the Staff’s comment and propose to revise and expand our disclosure to provide a discussion of how goodwill and other intangible assets were tested for impairment, state whether or not the fair value of our reporting units "substantially exceeds" the carrying value, to the extent any reporting unit fair values are not substantially in excess of fair values, we will disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value, and explain how market capitalization is considered in determining the estimated fair values of our report units. Additionally, we propose to revise our disclosure in the Critical Accounting Policies section of our MD&A to provide a more detailed description of the key assumptions used to estimate the fair value of our reporting units during our impairment analysis, including how the key assumptions were determined, and to discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented. Below is an example of what we intend to disclose in future filings specific to Goodwill and Intangible Assets. For your convenience, updated or new verbiage has been underlined. Note B. Summary of Significant Accounting Policies Goodwill and Intangible Assets, page 59 Goodwill is the amount by which the purchase price of a business acquisition exceeded the fair values of the net identifiable assets on the date of purchase (see Note G). In accordance with the requirements of Intangibles-Goodwill and Other (“ASC 350”), goodwill is not amortized. Goodwill is assessed for impairment at least annually, on a reporting unit basis, or when events and circumstances (“triggering event”) occur indicating that the recorded goodwill may be impaired. Potential triggering events include macroeconomic conditions, industry and market considerations, financial performance and expectations of projected financial performance and cash flows, and changes in the Company's stock price in relation to the carrying value of its reporting units, among other relevant factors. Adverse changes to these events and circumstances could require the Company to perform an interim impairment test. Intangible assets result from the Company’s various business acquisitions (see Note H) and certain licensed technologies, and consist of identifiable intangible assets, including completed technology, licensing agreements, patents, customer relationships, trademarks, backlog and non-compete agreements. Intangible assets are reported at cost, net of accumulated amortization and are either amortized on a straight-line basis over their estimated useful lives of up to 12.5 years or over the period the economic benefits of the intangible asset are consumed.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY Note G. Goodwill, page 66 In accordance with FASB ASC 350, Intangibles-Goodwill and Other (“ASC 350”), the Company determines its reporting units based upon whether discrete financial information is available, if management regularly reviews the operating results of the component, the nature of the products offered to customers and the market characteristics of each reporting unit. A reporting unit is considered to be an operating segment or one level below an operating segment also known as a component. Component level financial information is reviewed by management across two reporting units: Mission Systems and Microelectronics. Accordingly, these were determined to be the Company's reporting units which is consistent with the prior period. The following table sets forth the changes in the carrying amount of goodwill for the twelve months ended June 30, 2023: Total Balance at July 1, 2022 $ 937,880 Goodwill adjustment for the Avalex acquisition 66 Goodwill adjustment for the Atlanta Micro acquisition 147 Balance at June 30, 2023 $ 938,093 The Company performed its annual goodwill impairment test in the fourth quarter of fiscal 2023. The Company estimates its fair value and compares the fair value with the carrying value of its reporting units, including goodwill using an income approach based upon a discounted cash flow (“DCF”) model to calculate the present value of cash flows to estimate its implied fair value. The future cash flows for the Company’s reporting units were projected based on the Company’s estimates, at that time, of future revenues, expenses, capital expenditures, and working capital. The discount rates used in the Company’s DCF model were based on a weighted- average cost of capital (“WACC”) determined from relevant market comparisons, adjusted upward for specific reporting unit risks (primarily the uncertainty of achieving projected operating cash flows). A terminal value growth rate was applied to the final year of the projected period, which reflects the Company’s estimate of stable, perpetual growth. The Company then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. In addition, the Company uses the market approach, which compares the reporting unit to publicly traded companies and transactions involving similar businesses, to support the conclusions of the income approach. Finally, the Company compared its estimates of fair values to its total market capitalization to assess the reasonableness of the reporting units combined determined fair value. Based on the quantitative evaluation, the Company determined that the Mission Systems reporting unit had an estimated fair value in excess of their carrying value of at least 15.6% and the Microelectronics reporting unit had an estimated fair value that substantially exceeded its carrying value. The Company concluded that its goodwill was not impaired. The Company is required to perform the next annual goodwill impairment analysis during the fourth quarter of fiscal year 2024. Adverse changes to its assessment of potential triggering events could require the Company to perform an interim impairment test. If assumed revenue growth rate and cash flow projections are not achieved in future periods or the Company’s common stock price significantly declines from current levels, among other factors, its Mission Systems and Microelectronics reporting units could be at risk of failing the quantitative assessment and goodwill assigned to the respective reporting units could be impaired. Any impairment charges that the Company may record in the future could be material to its results of operations and financial condition.

Note H. Intangible Assets, page 67.

Intangible assets consisted of the following:

		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Weighted Average Useful Life
June 30, 2023							
Customer relationships	$	349,120	$	(130,756)	$	218,364	12.1 years
Licensing agreements and patents		4,162		(1,423)		2,739	5.0 years
Completed technologies		134,983		(60,680)		74,303	8.0 years
Backlog		410		(325)		85	2.0 years
Other		3,236		(676)		2,560	5.0 years
	$	491,911	$	(193,860)	$	298,051	
July 1, 2022							
Customer relationships	$	349,710	$	(99,219)	$	250,491	12.1 years
Licensing agreements and patents		4,162		(592)		3,570	5.0 years
Completed technologies		161,023		(68,264)		92,759	8.5 years
Backlog		7,670		(5,880)		1,790	1.4 years
Other		3,236		(308)		2,928	5.0 years
	$	525,801	$	(174,263)	$	351,538	

Estimated future amortization expense for intangible assets remaining at June 30, 2023, is as follows:

Fiscal Year		Totals
2024	$	47,540
2025		42,836
2026		38,199
2027		35,093
2028		31,169
Thereafter		101,822
Total future amortization expense	$	296,659
Estimated salvage value of identified intangible assets		1,392
Net carrying amount	$	298,051

The Company reviews net intangible assets with finite lives for impairment when an event occurs indicating the potential for impairment. Based on the Company's last assessment, the Company believes that the carrying values of net intangible assets were recoverable as of June 30, 2023. However, if business conditions deteriorate, the Company may be required to record impairment losses, and or increase the amortization of intangibles in the future. Any impairment charges that the Company may record in the future could be material to the results of operations and financial condition.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY MD&A. Critical Accounting Policies and Significant Judgements and Estimates, page 45 GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS We evaluate our goodwill for impairment annually in the fourth quarter and in any interim period in which events or circumstances arise that indicate our goodwill may be impaired. Indicators of impairment include, but are not limited to, a significant deterioration in overall economic conditions, a decline in our market capitalization, the loss of significant business, significant decreases in funding for our contracts, or other significant adverse changes in industry or market conditions. We test goodwill for impairment at the reporting unit level. Goodwill impairment guidance provides entities an option to perform a qualitative assessment (commonly known as “step zero”) to determine whether further impairment testing is necessary before performing the two-step test. The qualitative assessment requires significant judgments by management about macro-economic conditions including our operating environment, industry and other market considerations, entity-specific events related to financial performance or loss of key personnel, and other events that could impact the reporting unit. If we conclude that further testing is required, the impairment test involves a two-step process. Step one compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, step two is required to determine if there is an impairment of the goodwill. Step two compares the implied fair value of the reporting unit's goodwill to the carrying amount of the goodwill. We estimate the fair value of our reporting units using the income approach based upon a discounted cash flow (“DCF”) model. The income approach requires the use of many assumptions and estimates including future revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. The discount rates used in the DCF model were based on a weighted-average cost of capital (“WACC”) determined from relevant market comparisons, adjusted upward for specific reporting unit risks (primarily the uncertainty of achieving projected operating cash flows). A terminal value growth rate was applied to the final year of the projected period, which reflects our estimate of stable, perpetual growth. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. Finally, we compared the estimates of our fair values to our total market capitalization to assess the reasonableness of our reporting units’ combined determined fair value. Key assumptions of the forecast model over expected revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates are subject to a high degree of judgement and complexity. We make every effort to forecast future financial performance as accurately as possible with the information available at the time the forecast is developed. These assumptions were reviewed by management and compared to assumptions used in prior analyses and were deemed reasonable. There were no material changes in the key assumptions during the periods presented. There are inherent uncertainties and management judgement required in these determinations and risks to the forecast included but are not limited to program/product execution, transition from development to production programs, industry related make-buy decisions, and global market conditions. Changes in these estimates and assumptions could materially affect the results of our tests for goodwill impairment. We continuously monitor and evaluate relevant events and circumstances that could unfavorably impact our significant assumptions used in testing goodwill, including macroeconomic conditions, industry and market considerations, financial performance and expectations of projected financial performance and cash flows, and changes in our stock price in relation to the carrying value of its reporting units, among other relevant factors. It is possible that future changes in such circumstances, or in the inputs and assumptions used in estimating the fair value of our reporting units, could require us to perform an interim impairment assessment and record an impairment charge. In addition, we use the market approach, which compares the reporting unit to publicly traded companies and transactions involving similar businesses, to support the conclusions of the income approach.

50 Minuteman Road, Andover, Massachusetts 01810 U.S.A. | +1-(978)-256-1300 | www.mrcy.com | twitter: @MRCY During the first quarter of fiscal 2021, the Company reorganized its internal reporting unit structure to align with the Company's market and brand strategy as well as promote scale as the organization continues to grow. The Company evaluated this reorganization under ASC 280 to determine whether this change has impacted the Company's single operating and reportable segment. The Company concluded this change had no effect given the CODM continues to evaluate and manage the Company on the basis of one operating and reportable segment. The Company utilized the management approach for determining its operating segment in accordance with ASC 280. There has been no changes to the Company's conclusion of one operating and reportable segment in fiscal 2023. In accordance with FASB ASC 350, Intangibles-Goodwill and Other (“ASC 350”), the Company determines its reporting units based upon whether discrete financial information is available, if management regularly reviews the operating results of the component, the nature of the products offered to customers and the market characteristics of each reporting unit. A reporting unit is considered to be an operating segment or one level below an operating segment also known as a component. Component level financial information is reviewed by management across two divisions: Microelectronics, and Mission Systems. Accordingly, these were determined to be the Company's reporting units. As part of our annual goodwill impairment testing, we utilized a discount rate for each of our reporting units, as defined by ASC 350, that we believe represents the risks that our businesses face, considering their sizes, the current economic environment, and other industry data we believe is appropriate. The discount rates for Microelectronics and Mission Systems were 11.25%, and 12.0%, respectively. The annual testing indicated that the fair values of our Microelectronics and Mission Systems reporting units exceeded their carrying values, and thus no further testing was required. We also review finite-lived intangible assets and long-lived assets when indications of potential impairment exist, such as a significant reduction in undiscounted cash flows associated with the assets. Should the fair value of our finite-lived intangible assets or long-lived assets decline because of reduced operating performance, market declines, or other indicators of impairment, a charge to operations for impairment may be necessary. **** If the Staff has any questions, additional comments or wishes to discuss the responses provided above at any time, please do not hesitate to contact me at (978) 967-1991, or Douglas Munro, Vice President, Chief Accounting Officer at (978) 967-1222. /s/ David E. Farnsworth David E. Farnsworth Executive Vice President, Chief Financial Officer Cc: Claire Erlanger, U.S. Securities and Exchange Commission Kevin Woody, U.S. Securities and Exchange Commission Bryan, S. Keighery, Morgan, Lewis & Bockius LLP